FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Apple Inc. One Apple Park Way Cupertino, CA 95014	March 20, 2024

BY EDGAR AND HAND DELIVERY

To:	U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549

Re:	Apple Inc. Form 10-K for the fiscal year ended September 30, 2023 Filed on November 3, 2023 File No. 001-36743

Dear Mses. Kindelan and Collins,

Apple Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 6, 2024, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter, which includes a version of this Response Letter that has been redacted to indicate the portions for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-005.”

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.
Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 20, 2024 Page 2	Confidential Treatment Requested by Apple Inc.

Form 10-K for the fiscal year ended September 30, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Products and Services Performance, page 22

1.You disclose that services net sales increased due to higher net sales across all lines of business. In the December 30, 2023 Form 10-Q, you state that services net sales increased in the first quarter of fiscal 2024 compared to the same quarter in fiscal 2023 due primarily to higher net sales from advertising, video and cloud services. Further, during the February 1, 2024 earnings call you referred to December quarter revenue records for App Store and AppleCare and state that paid subscriptions continue to grow double-digits. Where two or more factors contributed to a material change from period-to-period, including any offsetting factors, a quantitative discussion of such factors should be included, and using vague terms such as “primarily” in favor of specific quantification should be avoided. Please revise to include such quantitative discussion as it relates to your services revenue and provide us with a sample of any proposed revised disclosures you intend to include in future filings. Refer to Item 303(b) of Regulation S-K.

The Company respectfully advises the Staff that, when preparing the discussion and analysis of results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), management analyzes the Company’s results of operations based on the instructions and guidance in Item 303 of Regulation S-K, including its instructions and the Commission’s and the Staff’s related guidance. The Company notes in particular Item 303(b) states:

Where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms. Where in the registrant’s judgment a discussion of segment information and/or of other subdivisions (e.g., geographic areas, product lines) of the registrant’s business would be necessary to an understanding of such business, the discussion must focus on each relevant reportable segment and/or other subdivision of the business and on the registrant as a whole.

In addition, the Company refers to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (effective Dec. 29, 2003), which provides:

Instruction 4 and the guidance in the 1989 Release do not require a discussion of every line item and its changes without regard to materiality. Discussion of a line item and its changes should be avoided where the information that would be disclosed is not material and would not promote understanding of MD&A.
Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission March 20, 2024 Page 3	Confidential Treatment Requested by Apple Inc.
The Company notes that, in the adopting release for the Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, Release No. 33-10890 (effective Feb. 10, 2021), the Commission clarified that the amendments to Item 303 did not change this approach to MD&A disclosure:

By moving a portion of current Instruction 4 to Item 303(a) to the main text of amended Item 303(b) and clarifying that the provision requires underlying reasons for material changes in quantitative and qualitative terms, our amendments underscore the importance of the analysis provided in MD&A. In a change from what was proposed, we are eliminating language in current Instruction 4 that the reasons for material changes must be described to the extent necessary to an understanding of the registrant’s business as a whole. We believe this language is duplicative of the language in amended Item 303(a) and the amendments discussed in this section.

In applying Item 303(b) to the Company’s MD&A, including for the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Form 10-K”), management uses a materiality threshold of [***] at the registrant level as a starting point, as well as considering any qualitative factors. As the relevant components approach this [***], or qualitative factors are identified, management evaluates providing additional disclosures. For purposes of the Products and Services Performance disclosure in the Form 10-K, [***]. Management observed a decrease in Total Net Sales from fiscal year 2022 to fiscal year 2023 of $11.0 billion, an amount well below the [***] materiality threshold the Company established. Additionally, there were no quantitatively or qualitatively material changes within either Products net sales or Services net sales that offset one another during fiscal year 2023. Finally, Services net sales increased $7.1 billion from fiscal year 2022 to fiscal year 2023, which was also well below the Company’s [***] materiality threshold, with no material offsetting factors. As a result, management did not believe further description of the change in Services net sales was necessary for an understanding of the Company’s business as a whole.

Accordingly, with respect to the discussion of the Company’s Services net sales, management has reviewed Item 303(b) of Regulation S-K and believes its disclosures are appropriate. Consistent with the Staff’s comment, management will continue to monitor the Company’s results of operations, and in future filings will continue to provide disclosures that management believes will enhance a reader’s understanding of the Company’s results of operations and allow investors to view the Company from management’s perspective, in line with the objective outlined in Item 303(a) of Regulation S-K.
Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 20, 2024 Page 4	Confidential Treatment Requested by Apple Inc.

Form 10-K for the fiscal year ended September 30, 2023
Notes to Consolidated Financial Statements
Note 2 - Revenue, page 35

2.You disclose net sales disaggregated by significant products and services; however, Services is presented as one line item. Based on your disclosures on page 2, Services includes advertising, AppleCare, cloud services, digital content and payment services. Please tell us how you considered these services to be similar for purposes of providing disclosures pursuant to ASC 280-10-50-40. As part of your response, please provide us with a breakout of services revenue by type of service for each period presented.

The Company respectfully advises the Staff it believes the services included within Services net sales to be similar in nature as they all represent services delivered to Apple product customers related to Apple products.

•Advertising net sales represent amounts earned from businesses for Apple customer activity on Apple products.

•App Store net sales represent amounts earned from Apple customer purchases of apps, app-related items and subscriptions through the Company’s App Stores for use on Apple products.

•Digital Content net sales represent amounts earned from Apple customers for streaming or purchasing video, music and other media for use on Apple products.

•AppleCare net sales represent amounts earned from Apple customers on extended warranty contracts sold in conjunction with Apple products and out-of-warranty repairs performed on Apple products.

•Cloud Services net sales represent amounts earned from Apple customers for cloud-based storage for Apple products.

[***]

Accordingly, while the Company does provide commentary on the nature of certain services in Item 1, Business, the Company believes it is appropriate for all the individual services to be aggregated and presented collectively in Services net sales.

The breakout of Services net sales by type of service for each period presented in the Form 10-K is being provided as supplemental information in connection with the Staff’s consideration of the foregoing response.

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Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 20, 2024 Page 5	Confidential Treatment Requested by Apple Inc.
The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (408) 862-1401 or Kate Adams, Senior Vice President, General Counsel and Secretary, at (408) 974-4044.

Very truly yours,

/s/ Luca Maestri

Luca Maestri
Senior Vice President, Chief Financial Officer

cc:
Kate Adams, Senior Vice President, General Counsel and Secretary, Apple Inc.
Chris Kondo, Senior Director, Corporate Accounting and Principal Accounting Officer, Apple Inc.
Ian Schuman, Latham & Watkins LLP
Jenna Cooper, Latham & Watkins LLP

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83